KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

November 2, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

Re:	Kwest Investment International Ltd. ("the Company")
Registration Statement on Form S-1
Filed August 16, 2011
File No. 333-176350

We are the solicitors for the Company. We refer to your letter of September 12, 2011 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

In the forepart of this prospectus, please include an affirmative statement to make clear, if true, that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Response: We have added the following disclosure to our summary prospectus information in the forepart of the prospectus

“We have no present plans to be acquired or to merge with another company, nor do we company, nor any of our shareholders, have plans to enter into a change of control or similar transaction.”

2.	Please update your financial statements in compliance with Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated in the amended S-1 filed concurrently with this response.

Financial Summary Information, page 7

3.

We note that a number of the amounts reported do not agree to the balances per your audited financial statements. Please reconcile these amounts or revise your disclosure. Within your response, please address the following specific amounts:

a.

Revenues reported for fiscal year ended April 30, 2011 exclude the recognized gain on property sale to a related party per your statements of operations, however the amount for the fiscal year ended April 30, 2010 includes such amount;

Response: We have amended the disclosure and updated it for information from the new financial reporting period.

	b.	Net income for fiscal year ended April 30, 2011 as reported herein agrees to the line item Income (loss) before income taxes (recovered) per your statement of operations; and

Response: We have amended the disclosure and updated it for information from the new financial reporting period.

	c.	Total assets and current liabilities as of April 30, 2011 do not agree to your audited balance sheet, and therefore also unable to recalculate working deficiency.

Response: We have amended the disclosure and updated it for information from the new financial reporting period.

Dilution, page 16

4.

On page 34, we note your disclosure that as of August 16, 2011 there were 80 holders of record of your common stock. We further note your disclosure on page 48 that Mr. Stolfin Wong and Mr. Eric Lo are 13% and 4% beneficial owners of your common stock, respectively. Please revise your disclosure to include the disclosure described in the first sentence of Item 506 of Regulation S-K or advise.

Response: As this is a re-sale offering, and not a direct offering by the company, there will be no public contribution to the company’s capital or book value. Subsequently, no comparisons between pre-offering and post-offering book value or per share value will be available.

Additionally, neither Mr. Lo nor Mr. Wong provided cash consideration for their shares. They received shares in our company through the share exchange with KWest Alberta. Since no independent valuation of KWest Alberta was done prior to the share exchange, it would be difficult to provide a cost of acquisition for Mr. Lo’s and Mr. Wong’s shares.

Description of Business, page 26

5.	Please revise to briefly describe your operations, if any, from your incorporation on December 8, 2009 and June 7, 2010 when the exchange share agreement was executed.

Response: We have added the following disclosure to provide a before description of our operations before we entered into the share exchange agreement. Our operations during this time were minimal.

“From our inception on December 8, 2009 to June 7, 2010 we engaged in administrative activities, preparation of our business plan and raising capital.”

Industrial Spending, page 30

6.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

-	"On August 10, 2009, the Calgary Herald reported that Imperial Oil Ltd. had reinitiated a $1- billion, 30,000-barrel-per-day oil sands project "; and,

-	"According to the November 25, 2009 Edmonton Journal, Alberta agreed to pay $495-million over 15 years toward the Alberta Carbon Truck Line "

Clearly mark the specific language in the supporting materials that supports each statement. Please ensure that you update your disclosure to the extent more recent information is available.

Response: We were unable to find support for the business and industry data provided, outside of the newspaper articles quoted within the filing. Consequently, we have removed this data from the filing.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 38

7.	Please expand your disclosure to describe in more detail how you intend to grow revenues in the next 12 months.

Response: We have added the following disclosure in order to clarify our intentions to grow revenues in the next 12 months:

“We plan on using a portion of the funds above, namely the land acquisition expenses and salaries, to hire more sales staff as well as consultants who will help us to target more land parcels and increase the sales in our existing Sturgeon County property.”

Liquidity and Financial Condition, page 38

8.

We note that you intend to meet your cash requirements for the next 12 months through a combination of debt and equity financing, but do not currently have any such arrangements in place. To the extent that any relevant terms of commitments entered into prior to effectiveness are known, although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and other material terms believed to be beneficial.

Response: We have not entered into any commitments for debt or equity financing at this time.

Executive Compensation, page 46

9.	We note footnote (1) to the table on page 46. Please revise to provide the table in the form specified in Item 402(c) of Regulation S-K.

Response: The full table has been included in the amended S-1 filed concurrently with this response.

Certain Relationships and Related Transactions, page 48

10.

Please expand your disclosure in the first and second bullet points, and in the table on page 49 to specify the name of the related party and the basis on which the party is a related person. Refer to Items 404(a)(1) and 404(a)(2) of Regulation S-K.

Response: We have expanded the requested disclosure as follows:

•	KWest (Alberta), our subsidiary, bought the Sturgeon County land from 0829436 BC Ltd. for Cdn$1,000,000. Eric Lo, our director is also one of the directors of 0829436 BC Ltd. The purchase and sale contract states that the funds will not be payable to the seller, 0829436 BC Ltd., until KWest (ALBERTA), our subsidiary, receives the funds from the eventual buyer of the land. Kimura Lake Estate Inc., purchased the property from us and Stolfin Wong, as well as Eric Lo are also directors of Kimura Lake Estate Inc.

The following are related transaction balances with related parties with respect of the purchase and sale of land:

		July 31, 2011		April 30, 2011
	Current	Non-Current	Current	Non-Current
Due from Kimura Lake	$211,515	$821,333	$233,765	$885,333
Due to BC Company	$153,484	$570,370	$109,039	$614,815

11.	Please provide the information required by Item 404(c) of Regulation S-K.

Response: We have added the following disclosure to the Certain Relationship and Related Transactions section of the Prospectus:

“Stolfin Wong and Eric Lo are our only promoters, as they were involved in our incorporation, and, other than the related party transactions described above, have not received anything of value directly or indirectly from our company.”

12.

We note your disclosure that the sale proceeds from your purchase of land from a related party are not payable to the transferor until you have received funds from the sale of an undivided 90% interest in the land. Please revise your disclosure to identify each party, describe how you accounted for these transactions and quantify any sale proceeds that have been paid to date.

Response: We have added the following disclosure to the Certain Relationship and Related Transactions section of the Prospectus:

“KWest (Alberta), our subsidiary, bought the Sturgeon County land from 0829436 BC Ltd. for Cdn$1,000,000. Eric Lo, our director is also one of the directors of 0829436 BC Ltd. The purchase and sale contract states that the funds will not be payable to the seller, 0829436 BC Ltd., until KWest (ALBERTA), our subsidiary, receives the funds from the eventual buyer of the land. Kimura Lake Estate Inc., purchased the property from us and Stolfin Wong, as well as Eric Lo are also directors of Kimura Lake Estate Inc.”

13.

With respect to the management fee income, the commission expenses and the consulting expenses, please revise to identify the parties that paid such income to you and the parties to whom the expenses were paid.

Response: We have added the following disclosure to the Certain Relationship and Related Transactions section of the Prospectus:

	Quarter	Quarter Ended
	Ended	July 31,
	July 31,
	2011	2010

Management fee income (1)	$5,349	$80,765
Commission expenses (2)	$5,348	$5,765
Consulting expenses (2)	$27,000	$45,821

1.	Management income from Kimura Lake.
2.	Expenses were paid to two companies 100% owned by Stolfin Wong and Tony Wong, respectively.

KWest (Alberta) charged Kimura Lake Estate Inc. a monthly management fee for managing the Sturgeon County property. The commission expenses are charged to Kimura Lake Estate Inc. and payable to KWest (Alberta)’s sales persons who sold the units of undivided interest to investors. KWest (Alberta) pays consultant fees to Stolfin Wong for managing the office and to Tony Wong, a director of KWest (Alberta) for looking after the sales and marketing department.

Consolidated Financial Statements

14.	Please remove the reference to exploration stage company within your financial statement table of contents.

Response: The table of contents has been updated.

15.	Please note on the face of your financial statements that the amounts are in Canadian dollars.

Response: We have amended the financial statements to clearly disclose that the amounts are represented in Canadian dollars.

Consolidated Statements of Operations, page F-3

16.	Please tell us the accounting literature relied upon to include Recognized gain on property sale to related party as a component of Revenue.

Response: The accounting literature relied upon is “CCH Accounting Research Manager, Interpretations and Examples, Section 17 – Transactions with related parties”.

Notes to the Financial Statements

Note 1 – Nature and Continuance of Operations, page F-6

17.	As your fiscal year end is April 30, please disclose such date within your footnotes. Refer to Rule 1-02(k) of Regulation S-X.

Response: We have disclosed the fiscal year end date within footnotes as per Rule 1-02(k) of Regulation S-X in the amended S-1 filed concurrently with this response.

Note 4 – Related Party Transactions and Balances, page F-10

18.

Please tell us how you have accounted for the acquisition and subsequent sale of land. Within your response, please ensure that you summarize the relevant terms of the agreements to purchase the land and any subsequent sales, how you have recorded the transaction within your financial statements including the basis of the land and any related party receivables or payables, your revenue recognition policy, and the financial statement presentation of any cash flows. Please ensure that you cite the relevant accounting literature within your response.

Response: During the year ended July 31, 2009, KWest purchased land from 829436 BC Ltd. (“BC Company”), a company that shares the same management as KWest, for $1,000,000 and recorded the value of the asset at $516,094, which was the carrying value of the BC Company. The excess cost over value of the land of $426,563 was recorded under equity. The land property was subdivided into 150 units and 135 of the 150 units (90%) were sold to Kimura Lake Estate Inc. (“Kimura Lake”), a company that shares the same management as KWest. for $1,440,000. The remaining 15 units were recorded under land assets on KWest’s balance sheet. The resulting gain of $923,906 was recorded as current liability.

Under the terms of the both the purchase and sales contracts, proportionate amounts of sale proceeds are payable to BC Company and receivable from Kimura Lake according to the units of land property Kimura Lake sells to unrelated third parties. The sales proceed due to BC Company was recorded as long-term related parties liability and the sales proceed due from Kimura Lake was record as long-term related parties assets. These dues are reallocated to current liability and current asset based on the units of land sold by Kimura Lake to unrelated third parties. Deferred gain is recognized as Kimura Lake sells units of the property and collects the proceeds thereon. Kimura does not have to pay KWest until it collects funds when the units are sold to unrelated third parties.

Change to current portion of cash flows in relation to the land transaction is recorded in due to (from) relate parties under operating activities and changes to long-term portions are recorded in due from related parties and due to related parties under investing and financing activities, respectively.

The relevant literature is as follows”

a.           Recording transaction at the carrying amounts on the transferor’s books. The guidance is from CCH Accounting Research Manager, Interpretations and Examples\27. Transactions with related parties\ Interpretation 2.2 Accounting When Step-Up Is Not Permitted – “When conditions for step up are not met, the assets acquired should be recorded at the carrying amount on the transferor’s books”.

b.           Recording gain on transactions. The guidance is from CCH Accounting Research Manager, Interpretations and Examples\27. Transactions with related parties\ Interpretation 2.3 Acquired Assets Subsequently Sold by the Transferee – “When the acquired assets subsequently are sold, the transferee gain or loss should be based on the carrying amount of the assets on the transferee’s books”. Further comment is found under Basic Principles, “In certain circumstances, gain may be deferred and, if cash is received, recognized in income when the assets transferred are sold to unrelated parties “.

Note 5 – Capital Stock, page F-11

19.

We note that your subsidiary issued preferred shares during the fiscal year ended April 30, 2011. Please tell us whether your subsidiary issued such preferred stock to a related party. If the private placement transactions were conducted with an unaffiliated third-party, please tell us why you continue to refer to your subsidiary KWest Alberta as 100% wholly-owned. In your analysis, please also address the balance of Equity attributable to non-controlling interest at April 30, 2011.

Response: The preferred shares were issued to unaffiliated third-party. KWest Alberta should no longer be referred as 100% wholly-owned. We will revise all relevant disclosures. Balance of equity attributable to non-controlling interest as at April 30, 2011 were CAD28,000 which is the net proceed of all preferred shares issued.

Exhibit 3.3

20.	Please file the executed version of the bylaws.

Response: An executed version of the bylaws has been included with our amended S-1, filed concurrently with this response.

Exhibit 23.1

21.

We note the consent from your independent registered public accounting firm refers to your amended Form S-1; however we note that you have filed an initial Form S-1 registration statement. Please advise.

Response: This was a precedent mistake and a new consent has been included with our amended S-1, filed concurrently with this response.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per:   /s/ Stolfin Wong

          Stolfin Wong,
          President, CEO